[redacted]

SECURI 10026777 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 1200
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MONICA BROCK 949/717-6205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young LLP
(Name – *if individual, state last, first, middle name*)

18111 Von Karman, Ste 1000 (Address) Irvine (City) CA (State) 92612 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TA 3/8

OATH OR AFFIRMATION

I, Hans Henselman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBS Capital Markets Group LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO/CCO

Title

Beth P. Arata

Notary Public

BETH P. ARATA
Commission # 1697661
Notary Public - California
Orange County
My Comm. Expires Oct 31, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

KBS Capital Markets Group, LLC
(a California limited liability company)
December 31, 2009
With Report of Independent Auditors

Ernst & Young LLP

ERNST & YOUNG

KBS Capital Markets Group, LLC
(a California limited liability company)

Financial Statements

Year Ended December 31, 2009

Contents

Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, CA 92612

Tel: +1 949 794 2300
Fax: +1 949 437 0590
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
KBS Capital Markets Group, LLC

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC, a California limited liability company (the "Company"), as of December 31, 2009, and the related statements of operations, member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KBS Capital Markets Group, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 1, 2010

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition

December 31, 2009

ASSETS		
Cash and cash equivalents	$	905,012
Commissions due from affiliate		147,409
Reimbursements due from affiliate		585,098
Dealer manager fees due from affiliate		30,567
Prepaid expenses and other assets		73,472
Property and equipment, net		23,743
TOTAL ASSETS	$	1,765,301
LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable and accrued liabilities	$	189,811
Commissions and marketing fees payable to broker-dealers		158,416
Accrued compensation		598,055
		946,282
Commitments and contingencies *(Note 7)*		
Member's capital		819,019
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	1,765,301

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Operations

For the Year Ended December 31, 2009

REVENUES	
Commissions from affiliates	$ 35,600,728
Dealer manager fees from affiliates	20,834,435
Reimbursements from affiliate	15,384
Interest and other income	18,377
	56,468,924
EXPENSES	
Commissions and marketing fees to broker-dealers	42,427,633
Employee salaries, commissions and benefits	11,507,050
Travel and entertainment	1,929,245
General, administrative and other expenses	802,537
Rent and facilities	445,608
Marketing and Professional services	233,802
Meetings and sponsorships	210,762
	57,556,637
NET LOSS	$ (1,087,713)

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Member's Capital

For the Year Ended December 31, 2009

BALANCE – December 31, 2008	$ 1,906,732
Net loss	(1,087,713)
BALANCE – December 31, 2009	$ 819,019

See notes to financial statements.

KBS Capital Markets Group, LLC

(a California limited liability company)

Statement of Cash Flows

For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,087,713)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	22,129
Changes in operating assets and liabilities:	
Commissions due from affiliate	4,591
Reimbursements due from affiliates	(90,358)
Dealer manager fees due from affiliate	(30,567)
Prepaid expenses and other assets	(24,475)
Accounts payable and accrued liabilities	(32,538)
Commissions and marketing fees payable to broker-dealers	(634,073)
Accrued compensation	(91,639)
Net cash used in operating activities	(1,964,643)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(4,725)
Net cash used in investing activities	(4,725)
NET DECREASE IN CASH	(1,969,368)
Cash and cash equivalents - beginning of year	2,874,380
Cash and cash equivalents - end of year	$ 905,012
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for taxes	$ 11,790

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Notes to Financial Statements

December 31, 2009

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited purpose broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other FINRA approved broker-dealers. The Company is organized as a Limited Liability Company in the State of California. The Company has a single member, KBS Holdings, LLC (the "Member").

During 2009, the Company served as the dealer manager for the public offerings of KBS Real Estate Investment Trust, Inc. ("KBS REIT"), KBS Real Estate Investment Trust II, Inc. ("KBS REIT II"), and KBS Strategic Opportunity Real Estate Investment Trust, Inc. ("KBS SOR") (collectively referred to herein as the "KBS REITs"), all of which are affiliates of KBS Holdings, LLC. The offering period for KBS REIT closed on May 30, 2008, while the offering period for KBS REIT II commenced on June 2, 2008. KBS SOR was determined effective by the Securities and Exchange Commission on November 20, 2009 but has yet to officially begin sales activity.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts and liabilities as of December 31, 2009, and the revenues and expenses for the year then ended. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

2. Summary of Significant Accounting Policies (continued)

Concentrations

Substantially all revenue generated by the Company during the year ended December 31, 2009 was from the KBS REITs.

Commissions, Dealer Manager Fees and Reimbursements Due From Affiliate

The Company receives commissions and dealer manager fees in connection with the distribution and sale of shares of KBS REIT II. The Company also receives commissions on proceeds from the KBS REIT Dividend Reinvestment Plan ("DRIP Plan"). In addition, the Company receives reimbursement for certain expenses including sponsorships, promotional items, legal fees, travel, and due diligence expenses from the KBS REITs.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets mainly consist of prepaid insurance and prepaid rent.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided on a straight-line basis over the estimated original useful lives of the assets, which range from three to seven years.

Commissions and Marketing Fees Payable to Broker-Dealers

The Company pays commissions to broker-dealers in connection with the distribution and sale of shares of the KBS REITs, including commissions on proceeds from the DRIP Plan. The Company pays marketing fees to certain broker-dealers for marketing services provided by such broker-dealers.

Accrued Compensation

Accrued compensation is primarily related to incentive compensation due to certain of the Company's officers and employees in connection with the sales of shares of KBS REIT II.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company's revenues are primarily comprised of commissions and dealer manager fees earned as compensation in connection with the distribution and sales of shares of the KBS REITs.

Commissions and dealer manager fees are recognized on the date which the shares sold by the dealer manager are accepted and confirmed by the KBS REITs. The Company generally reallows 100% of the commissions and up to 2.5% of gross proceeds in the form of marketing fees to participating broker-dealers involved in the sale of shares of the KBS REITs.

Reimbursements from Affiliate

Reimbursements from affiliates represent payments received for organization and offering costs previously paid by the Company on behalf of, and in connection with the distribution and sale of shares of, the KBS REITs.

Taxes

As a limited liability company, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

The Company adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") for the fiscal year ended December 31, 2009. Based on its evaluation, under FIN 48, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for the tax year ending December 31, 2009.

3. Property and Equipment

Property and equipment consist of the following at December 31, 2009:

Computer equipment	$ 68,706
Office equipment and fixtures	25,124
Less accumulated depreciation	(70,087)
	$ 23,743

4. Related Party Transactions

Commissions and Dealer Manager Fees

The Company earns commissions and dealer manager fees for the distribution and sales of shares of the KBS REITs. The commission percentage is calculated using a commission rate starting at 6% and declining to 1% of proceeds from sales of shares based on the number of shares sold. Commissions on proceeds from the DRIP Plan are calculated based on 3% of such proceeds. The dealer manager fees are calculated using a rate starting at 3.5% and declining to 2.5% of proceeds from sales of shares based on the number of shares sold. There are no dealer manager fees paid on sales from the DRIP Plan. For the year ended December 31, 2009, the Company earned $35,600,728 of commissions and $20,834,435 of dealer manager fees.

As of December 31, 2009, the Company had commissions due from affiliate of $147,409 and dealer manager fees due from affiliate of $30,567. The commissions and dealer manager fees receivable represent commissions and fees associated with the sale of shares for KBS REITs.

Reimbursements from Affiliates

During the year ended December 31, 2009, the Company received $2,282,124 from KBS REITs, as reimbursement for certain expenses including sponsorships, meetings, promotional items, legal fees, registration fees, travel, and due diligence expenses. As of December 31, 2009, the Company had $585,098 receivable from KBS REITs for such reimbursable expenses.

During the year ended December 31, 2009, the Company received $15,384 from KBS REIT II for reimbursements of organization and offering costs previously paid and expensed by the Company on behalf of KBS REIT II.

4. Related Party Transactions (continued)

KBS Realty Advisors, LLC ("KBSRA"), an affiliate of the Company, pays for certain operating expenses on behalf of the Company. For the year ended December 31, 2009, the Company reimbursed KBSRA $16,381 for such operating expenses. The Company pays certain operating expenses on behalf of KBSRA. For the year ended December 31, 2009, the Company received $21,658 from KBSRA as reimbursement for such expenses.

The Company subleases office space and office equipment from KBSRA on a month-to-month basis. During the year ended December 31, 2009, the Company incurred $113,082 of expenses related to such subleases.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2009, the Company had net capital of $106,097 which was $43,012 in excess of the required net capital of $63,085 as computed in accordance with Rule 15c3-1. The Company's net capital ratio was 8.92 to 1.

6. Defined Contribution Plan

KBSRA sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. The Company did not incur any expense for the Plan during the year ended December 31, 2009.

7. Commitments and Contingencies

The Company is subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

8. Subsequent Events

The Company evaluates subsequent events up until the date the financial statements are issued. As of February 1, 2010, no material subsequent events have occurred.

Supplemental Information

KBS Capital Markets Group, LLC
(a California limited liability company)

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Member's capital	$ 819,019
Less nonallowable assets	(712,922)
Net capital per Rule 15c3-1	106,097
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	63,085
Excess net capital	$ 43,012
Aggregate indebtedness	$ 946,282
Ratio of aggregate indebtedness to net capital	8.92 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

See report of independent registered public accounting firm.

KBS Capital Markets Group, LLC
(a California limited liability company)

Schedule II – Statements Regarding SEC Rule 15c3-3

December 31, 2009

Computation of Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from the Computation of Reserve Requirements according to the provision of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements under Rule 15c3-3:

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemption provision.

See report of independent registered public accounting firm.

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, CA 92612

Tel: +1 949 794 2300
Fax: +1 949 437 0590
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member
KBS Capital Markets Group, LLC

In planning and performing our audit of the financial statements of KBS Capital Markets Group, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 1, 2010

Ernst & Young LLP

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KBS Capital Markets Group, LLC

Agreed-Upon Procedures Report

For the Period April 1, 2009 through December 31, 2009

Table of Contents

Ernst & Young

Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, CA 92612
Tel: +1 949 794 2300
Fax: +1 949 437 0590
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Member and Management of KBS Capital Markets Group, LLC:

We have performed the procedures enumerated below, which were agreed to by the management of KBS Capital Markets Group, LLC (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, reviewing check copies and bank statements to determine that the assessment payments were properly paid.

   From our procedures performed as stated above, and we noted the Company paid SIPC $150.00 on January 6, 2009 and $21,292.77 on November 30, 2009. As of February 1, 2010, the Company had $31,193 outstanding to SIPC, which is not due until March 1, 2010.

2. Compared the amounts reported within the Focus Reports completed on Form X-17A-5 filed quarterly with SEC for the fiscal period from April 1, 2009 through December 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009.

   From our procedures performed as stated above, no exceptions noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided to us by management of the Company.

   From our procedures performed as stated above, no exceptions noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   From our procedures performed as stated above, no exceptions noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 1, 2010

Supplemental Schedule

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066581 FINRA DEC
KBS CAPITAL MARKETS GROUP LLC 16*16
660 NEWPORT CENTER DR STE 1200
NEWPORT BEACH CA 92660-6492

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 52,635.94

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (21,442.77)

11/30/09
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 31,193.17

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 31,193.17

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KBS Capital Markets Group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director of Finance
(Title)

Dated the 26 day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 42,308,639
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	10,808,761
(7) Net loss from securities in investment accounts.	
Total additions	10,808,761
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	26,610,953
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	5,452,071
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	32,063,024
2d. SIPC Net Operating Revenues	$ 21,054,376
2e. General Assessment @ .0025	$ 52,635.94

(to page 1 but not less than $150 minimum)

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Agreed-Upon Procedures Report

KBS Capital Markets Group, LLC
For the Period April 1, 2009 through December 31, 2009

Ernst & Young LLP

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